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June 14, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Samantha A. Brutlag

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 271

Dear Ms. Brutlag:

This letter responds to your comments on Post-Effective Amendment No.271 (“PEA No. 271”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on June 2, 2021. PEA No. 271 seeks to register new Class A shares of Holbrook Income Fund, a portfolio of the Registrant (the “Fund”).

1.	Comment: Please provide the ticker symbol for the new share class.

Response: The ticker for the new Class A Shares of the Fund will be HOBAX.

2.	Comment: Please provide a final fee table and expense example for the Fund for review at least one week before effectiveness of PEA No. 271. In addition, confirm the expiration date of the expense waiver agreement (included in footnote 3 to the fee table) will be at least one year from the effective date of the prospectus.

Response: The Registrant has removed the footnote referencing the expense waiver agreement from the fee table. Below is the completed fee table and expense example for the Fund:

Shareholder Fees (fees paid directly from your investment)	Class A
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	1.25%

Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Maximum Sales Charge (Load) Imposed On Reinvested Dividends and other Distributions	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.36%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses(3)	1.42%

(1)	Based on estimated amounts for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies.
(3)	The operating expenses in this fee table do not correlate to the expense ratios in the Financial Highlights because the expense ratios in the Financial Highlights do not reflect Acquired Fund Fees and Expenses.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$268	$569	$892	$1,806

3.	Comment: Please confirm a performance bar chart and quarterly performance disclosure required by Item 4(b)(2)(ii) of Form N-1/A will be included in the Prospectus.

Response: The Fund confirms that the disclosure required by Item 4(b)(2)(ii) of Form N-1/A will be included in the Prospectus.

4.	Comment: The Staff notes that the “Class A Shares - Sales Charge Waivers” subsection of the How to Purchase Shares section in the Prospectus provides that the sales charge on purchases of Class A shares is waived for certain types of investors, including:

•	Clients of financial intermediaries that have entered into arrangements with the Distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee; and
•	Any accounts established on behalf of registered investment advisers or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the Distributor.

Please include a specific list of the financial intermediaries and the broker dealers that have entered into arrangements/agreements with the Distributor. Also, please include a list of intermediaries that are referred to in the last paragraph of the referenced subsection.

Response: The Registrant notes that the Fund’s Class A shares have not commenced operations and no arrangements/agreements will have been entered into as of the effective date of this prospectus. The Registrant will reflect sales loads variations particular to purchases made through a single intermediary if and when such variations become known.

5.	Comment: Please include disclosure in the lead paragraph of the Investment Restrictions section of the Statement of Additional Information indicating that the restrictions are “fundamental”.

Response: The requested disclosure has been included.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos